SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2005. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Foreign Currency IDR to ‘BB+’”.	5

Exhibit 1

August 18, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Foreign Currency IDR to ‘BB+’”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Corporate Disclosure Requirements.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

August 18, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) attached thereto entitled “Fitch Upgrades PLDT’s Foreign Currency IDR to ‘BB+’”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  August 18, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553; 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Upgrades PLDT’s Foreign Currency IDR to ‘BB+’”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: August 18, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Exhibit 1

Fitch Ratings

KNOW YOUR RISK

Fitch Upgrades PLDT's Foreign Currency IDR To 'BB+'

Fitch Ratings-Hong Kong/Singapore-18 August 2006: Fitch Ratings has today upgraded Philippine Long Distance Telephone Company's ("PLDT") Long-term foreign currency Issuer Default Rating ("IDR") to 'BB+' from 'BB'. The Outlook is Stable. At the same time, Fitch has upgraded PLDT's global bonds and senior notes to 'BB+' from 'BB' while it also affirmed PLDT's Long-term local currency IDR of 'BBB-' (BBB minus) with a Positive Outlook and National Long-term rating of 'AAA(phl)' with a Stable Outlook.

Today's ratings action follows the announcement by Fitch that it has upgraded the Country Ceiling on the Republic of the Philippines to 'BB+' from 'BB'. PLDT's foreign currency IDR and senior debt instrument ratings remain constrained by the sovereign Country Ceiling. On the other hand, PLDT's Long-term local currency IDR is not constrained with the IDR already exceeding the Republic of the Philippines' local currency IDR of 'BB+' with a Stable Outlook.

Contacts: Jonathan Cornish, Hong Kong, Tel: +852 2263 9901; Priya Gupta, Singapore, Tel: +65 6884 5085.

Media Relations: Ching-Yuen Lock, Singapore, Tel: +65 6238 7301; Sylvia McKaige, Singapore, Tel: +65 6336 0095.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 18, 2006